

June 9, 2011

Scott Williams
President and Chief Executive Officer
Alternative Energy and Environmental Solutions, Inc.
159 North State Street
Newtown, PA 18940

> **Re: Alternative Energy and Environmental Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-174658**

Dear Mr. Williams:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We note your disclosure indicating that the warrants may be exercised by selling security holders at a fixed price of $2.50 per share, rather than per warrant, which suggests that a holder would pay $5.00 to exercise the warrant and receive the two underlying shares of common stock. Please revise your prospectus to indicate the exercise price for each warrant on a per warrant basis instead of a per share basis. In addition, please revise your prospectus to provide the fixed price at which selling security holders may sell the warrants until they are quoted on the OTC Bulletin Board. Please ensure that you update the entirety of the prospectus to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bryan Pitko at (202) 551-3203 if you have questions regarding comments. In this regard, please also feel free to call me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726